AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC

(a Delaware limited liability company)

AHP SERVICING LLC

(a Delaware limited liability company)

Form C-A/R

2024 Annual Report

March 6, 2026

TABLE OF CONTENTS

PURPOSE OF THIS FORM

EXHIBIT A	RISK OF INVESTING
EXHIBIT B	LIMITED LIABILITY COMPANY AGREEMENT
EXHIBIT C	FUNDING AGREEMENT
EXHIBIT D	FINANCIAL STATEMENTS

FORM C-AR
Annual Report

Purpose of This Form

A company that has raised money using Regulation Crowdfunding is required to file an annual report with the Securities and Exchange Commission (SEC) and provide a copy to its investors. The annual report must include some, but not all, of the information provided in company's the original Form C. A regulation issued by the SEC, 17 CFR §227.201, specifies the information that must be included in a Form C. The annual report must include the information specified in paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), and (x) of that regulation.

Each heading below corresponds to one of those paragraphs. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Companies

AHP 2015A+

Name	American Homeowner Preservation 2015A+ LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 21, 2016
Kind of Entity	Limited Liability Company
Street Address	303 E. Main Street, Suite 102 Barrington, IL 60010
Website Address	www.ahpfund.com

AHP Servicing

Name	AHP Servicing LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 27, 2017
Kind of Entity	Limited Liability Company
Street Address	303 E. Main Street, Suite 102 Barrington, IL 60010
Website Address	www.ahpservicing.com

AHP 2015A+

	As of 12/31/2023	*As of 12/31/2024*
Total Assets*	$12,979,116	$12,958,230
Cash & Equivalents	$2,889	$(23,953)
Account Receivable	$460,071	$460,071
Short-Term Debt	$60,863	$421,056
Long-Term Debt*	$2,375,271	$2,465,396
Revenues/Sales	$487,931	$34,326
Cost of Goods Sold	$0	$127,562
Net Income	$466,761	$(106,830)

AHP Servicing

	As of 12/31/2023	*As of 12/31/2024*
Total Assets*	$44,738,768	$48,890,832
Cash & Equivalents	$1,574	$1,502
Account Receivable	$1,752.293	$1,775,419
Short-Term Debt	$6,227,413	$6,622,058
Long-Term Debt*	$17,759,344	$12,071,537
Revenues/Sales	$2,479,070	$975,629
Cost of Goods Sold	$2,146,264	$909,044
Net Income	$(4,324,552)	$(145,484)

*The numbers listed here for "Total Assets" include assets that belong to the Companies and the Companies claim are being wrongfully held by Oak Harbor Capital LLC and its affiliates. The numbers listed here for "Long Term Debt" include what the Companies believe was the correct amount of the debt to Cymbidium Restoration Trust.

Did the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§§227.201(b) – Directors and Officers

Name	Position(s)	Joined	Other Current Occupation and Occupation During the Last Three Years
Jorge P. Newbery	Manager of the Manager of the Company Manager of the Manager of AHP 2015A+ CEO of AHP Servicing	2008	Mr. Newbery is the Founder of American Homeowner Preservation LLC and all its affiliates, including AHP 2015A+ and AHP Servicing. During the last three years, Mr. Newbery has devoted substantially all his time to managing this group of companies and related businesses.
Karen Kamphausen	Vice President of Trading	2016	

Additional Information About Officers, Directors, Managers and Key Contractors

Jorge P. Newbery

Mr. Newbery founded American Homeowner Preservation LLC in 2008 as a nonprofit organization with a mission of keeping families at risk of foreclosure in their homes. In 2009, AHP transitioned to a for-profit entity, but AHP and the Company continue to operate with a dual purpose: to earn returns for Investors while seeking consensual solutions to help struggling homeowners keep their homes.

Mr. Newbery brings a wealth of real estate and mortgage experience to his role. He was the President of Budget Real Estate Inc. from1995 to 2008, where he brokered over 1,000 troubled Department of Housing and Urban Development and real estate owned properties and acquired, renovated and operated over 200 distressed multi-family, single-family and commercial properties.

By 2004, Mr. Newbery owned more than 4,000 apartment units nationwide. Then financial disaster struck in the form of an ice storm on Christmas Even 2004 which devastated Mr. Newbery's largest holding, the 1,100 unit Woodland Meadows complex in Columbus, Ohio. Mr. Newbery wound up in extended litigation with the insurer. Although the insurer eventually settled for $32 million, the settlement was too little, too late. Mr. Newbery lost everything and emerged $26 million in debt. The lessons learned from this experience formed the foundation for the establishment of AHP.

From 1992 to 1995, Mr. Newbery co-founded and operated Sunset Mortgage, which specialized in obtaining loans for homeowners faced with challenging credit hurdles.

Karen Kamphausen

Mrs. Kamphausen has over 30 years' experience in trading and managing distressed debt.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Directly or indirectly, Mr. Newbery controls both Companies.

§227.201(d) – The Company's Business and Business Plan

Background

Both Companies are in the business of buying and resolving distressed first mortgage loans, *i.e.*, mortgage loans that are currently, or have recently been, in default ("Mortgage Loans"). The Companies try to resolve the Mortgage Loans by modifying them (changing their terms to make them affordable for the homeowner) or, as a last resort, foreclosing on and eventually selling the real estate securing the Mortgage Loans (the "REO Assets").

For regulatory reasons, the Companies hold the Mortgage Loans and REO Assets in special-purchase trusts (the "Trusts") rather than directly.

In addition, AHP Servicing was in the business of servicing Mortgage Loans, *i.e.*, collecting payments and otherwise providing the services typically performed by mortgage loan servicers. It is no longer in that business.

On October 7, 2022, the Trusts entered into an agreement captioned "Mortgage Loan Sales Agreement with Repurchase Obligations" (the "Loan Agreement") with Cymbidium Restoration Trust ("Cymbidium"). The principal terms of the Loan Agreement were as follows:

- Cymbidium would advance $19.75 million to the Companies (the "Loan").

- Cymbidium would receive, as repayments of the Loan, the net proceeds of any sales of the specified Mortgage Loans or REO Assets as well as any payments made by the borrowers with respect to the Mortgage Loans.

On March 15, 2023, the Loan Agreement was amended. The principal terms of the amendment were as follows:

- Additional Mortgage Loans and REO Assets were added to those specified in the original Loan Agreement.

- Cymbidium would manage a specified group of Mortgage Loans and REO Assets on behalf of the Trusts.

- Cymbidium would receive a management fee, in addition to repayment of the Loan.

- Cymbidium would be credited with unrelated third-party costs and fees related to managing the Mortgage Loans.

- Cymbidium promised to use "its best efforts in good faith to maximize the recovery" with respect to the Mortgage Loans and REO Assets under its management.

By October 2023 the Trusts had repaid the Loan in full and, in fact, had overpaid. However, Cymbidium disagreed with our calculation and claimed that the Loan had not been repaid. After correspondence back and forth, Cymbidium filed a lawsuit on November 17, 2023.

We believe our calculations are correct and, at that time, offered to pay an auditor to confirm the amounts paid and received, an offer that Cymbidium declined. In a subsequent, unrecorded video call, Cymbidium threatened to "incinerate" us by forcing us to spend money on legal fees, regardless of the merits of our claims or theirs.

Not only have the Trusts overpaid the Loan, we learned that Cymbidium and its affiliates have improperly transferred assets from the Trusts to themselves. Consequently, the Trusts have filed legal claims including conversion (a legal term for theft), unjust enrichment, constructive fraud, breach of fiduciary duty, and violations of the Racketeer Influenced and Corrupt Organizations Act (RICO).

The parties have filed more than 20 lawsuits in courts across the country, both state courts and federal courts. The defendants named by the Companies include:

- Cymbidium

- Oak Harbor Capital LLC, the manager of Cymbidium.

- Magerick, LLC, an affiliate of Oak Harbor Capital LLC, to which assets have been transferred unlawfully.

- Atlantica, LLC, an affiliate of Oak Harbor Capital LLC, which transferred assets from the Trusts unlawfully.

- Land Home Financial Services, Inc., the servicer of the Mortgage Loans and REO Assets in question

- South Watuppa, LP, a broker and service provider that has participated in the unlawful transfer of assets from the Trusts.

- Weinstein & Riley, a law firm of which William Weinstein, the principal of Oak Harbor Capital LLC, is a member, which prepared the assignments and deeds for the unlawful transfer of assets from the Trusts.

- WWR Management, LLC, an affiliate of Oak Harbor Capital LLC that received fees from the Trusts while performing no services that we are aware of.

- Western Alliance Bank.

If our claims are successful, as we expect, we will be entitled to substantial monetary damages from the defendants, as well as a return of the remaining assets. This will free up the Mortgage Loans and REO Assets owned by the Trusts, to be resolved and/or disposed of in the normal course of our business. Our complaint requests reimbursement of our legal fees and triple damages, where applicable under the governing law.

We refer to the litigation, both defending and prosecuting claims, as the "Litigation." We are raising capital to fund the legal fees and other costs associated with the Litigation, pay essential operating expenses during the pendency of the litigation, and pay costs associated with this capital raise.

Current Status of Litigation

Federal Litigation in Washington State

Of the 20+ pending cases, we believe the two most important are those pending in the same federal court, before the same judge, in Washington State.

One of those cases involves contract claims. Initially, the court will be asked to decide whether the original transaction should be treated, for legal purposes, as a true sale of assets from the Companies to Cymbidium or as a loan from Cymbidium to the Companies secured by the assets. More significantly, we expect the court to soon order a neutral accounting of the amounts paid to and owed by the parties. The outcome of the accounting, which we expect to be bitterly contested, will have a significant, perhaps dispositive, effect on the outcome of the Litigation. Previously, Cymbidium submitted an accounting that we believe was grossly inaccurate.

The second of those cases involves our RICO claims. The majority of those claims were dismissed at an earlier point in the Litigation, but the court allowed us to re-file. We have done so, and the defendants have filed a motion to dismiss, seeking to dismiss the claims.

Both sides have filed requests for "summary judgment" on portions of their claims in the first case, *i.e.*, the contract case. Summary judgments are where a judge decides that the legal issues are so clear, they can (and should) be decided without the time and expense of a trial. Summary judgments are often requested but not often granted. Oral argument for the summary judgment motions is currently scheduled for April 23, 2026, although it would not be unusual for the oral arguments to be postponed.

Oral argument in the contract case has been scheduled for April 23, 2026.

No matter how they are decided, the summary judgment motions will not resolve the contract case. Most important, they will not resolve the numbers. Given the enormous differences between the parties, a trial will probably be required to resolve the numbers, unless the case is settled.

If the Companies ultimately prevail in the contract case, we expect the court would:

- Reduce or eliminate the amounts Cymbidium claims are still due.

- Allow us to recover the amount the Companies paid in excess of the amounts due.

- Confirm that the Companies own the remaining Mortgage Loans and REO Assets.

- Allow us to resolve those assets in the ordinary course of business, thus generating cash for investors.

If the Companies ultimately prevail in the RICO case, then the Companies would be entitled to a return of their mortgage loan assets and collateral files, a full accounting and disgorgement of misappropriated proceeds, and treble (triple) damages and attorneys' fees.

Other Cases

Of all the cases filed, only one has gone to trial, in state court in Washington. Judgment in that case was entered resoundingly in favor of AHP Servicing (2015A+ was not named). The judge not only dismissed the other party's claims against AHP Servicing (in that case, AHP Servicing was a defendant), but awarded AHP Servicing more than $800,000 in attorneys' fees. The plaintiffs have appealed and posted a $1,000,000 surety bond to stay enforcement of the judgment.

Some of the other state court cases continue to move forward while others have been "stayed", or paused, pending the outcome of the federal case. For example, a New Jersey trial that had been scheduled for early 2026 was adjourned and reset to March 16, 2026.

Summary

We believe we will prevail in the Litigation based on the documents, the contracts, the numbers, and the law. We are encouraged by the victory in the only case that has gone to trial and confident in our calculations. Given our history with the other parties, we are also confident that the calculations they submitted are false and will be seen as such on close inspection by the court-appointed neutral.

However, the outcome of litigation is impossible to predict with certainty. Moreover, we remember that Cymbidium threatened at the outset to "incinerate" us not by having the stronger case but by forcing us to spend money on legal fees. Litigation is very expensive. We suspect that Cymbidium has been shocked at our ability to stay in the fight this far – not only to stay in the fight but to win the only trial – but to prevail, we must continue to find ways to pay our lawyers.

Additional Information

Both Companies have offered and sold securities under SEC Regulation A (17 CFR §230.251 *et seq*). You can find more information about both companies by using the "Company Search" features at the SEC's website, EDGAR:

For AHP 2015A+:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001667307&owner=exclude&count=40&hidefilings=0

For AHP Servicing:

https://www.sec.gov/cgi-bin/browse-edgar?company=AHP+Servicing&match=&CIK=&filenum=&State=&Country=&SIC=&owner=exclude&Find=Find+Companies&action=getcompany

Please note, however, that because of financial difficulty caused in large measure by the Litigation, neither AHP 2015A+ nor AHP Servicing has been able to file all the reports required by the SEC. Hence, the information on EDGAR is not up-to-date in all respects.

§227.201(e) – Number of Employees

Jorge Newbery remains active as Chief Executive Officer but has not received a salary since 2023. Neither Company has other employees.

§227.201(f) – Risks of Investing

Required Statement:

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see EXHIBIT A for a more expansive list of potential risks associated with an investment in the Company.

§227.201(m) – Terms of the Securities

Overview

The Companies are offering "securities" in the form of limited liability company interests, which we refer to as "Litigation Support Shares." When you purchase Litigation Support Shares, you will become an owner of both Companies, which are Delaware limited liability companies. Your ownership will be governed by (i) the Limited Liability Company Agreement of AHP 2015A+ dated January 22, 2016, (ii) a First Amendment of Limited Liability Company Agreement of AHP 2015A+ dated March 25, 2024, (iii) the Third Amended and Restated Limited Liability Company Agreement of AHP Servicing LLC dated October 4, 2018, (iv) an Authorizing Resolution of AHP Servicing dated March 25, 2024, and (v) any amendments to those agreements. All the agreements together are referred to as the "LLC Agreements." Copies of the LLC Agreements are attached as Exhibit C.

Your Right to Distributions

If either Company has money to distribute after paying its share of the costs of the Litigation, it will make distributions as follows.

- First, all the money will be distributed to the owners of Litigation Support Shares until each owner has received a full return of his, her, or its investment.

- Second, any remaining money will be distributed to the owners of Litigation Support Shares until each owner has received a cumulative, compounded return of 15% per year on his, her, or its investment.

- Third, any remaining money will be distributed to the owners of the Litigation Support Shares until they have received an aggregate amount, including the distributions described above, equal to (i) double their investment, if repayment occurs on or before the first day of trial in the matter captioned AHP Capital Management LLC v. Oak Harbor Capital, LLC *et al*, currently pending in the Central District of California; or (ii) triple their investment, if repayment occurs after the first day of trial.

- Fourth, any remaining money will be distributed to other investors in the Companies, per the LLC Agreements.

Thus, the owners of Litigation Support Shares have the right to receive distributions before anyone else, but there will be no "due date" for repayment. This investment is not a loan.

As among themselves, the owners of Litigation Support Shares will share in distributions on a *pro rata* basis, based on the number of Litigation Support Shares owned.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Source of Distributions

The Companies expect to have several sources from which to make distributions:

They expect to recover substantial monetary damages (money) in the Litigation.

Through the Litigation, they expect to recover approximately $63,778,847 of mortgage loans owned by the Companies, which are secured by approximately $67,988,724 of real estate (houses).

Both Companies own other assets which they expect to dispose of in the ordinary course of business.

The Funding Agreement

The Companies have entered into an agreement captioned "Funding Agreement" and dated March 22, 2024 (the "Funding Agreement"). Under the Funding Agreement, each Company agrees to fund a portion of the amount due to the owners of Litigation Support Shares – 25% by AHP 2015A+ and 75% by AHP Servicing (based on the value of each Company's assets involved in the Litigation) – and agrees that the distributions to the owners of Litigation Support Shares have precedence over distributions to any other investors.

A copy of the Funding Agreement is attached as Exhibit D.

No Voting Rights

Although you will be an owner of the Companies, you will generally not have the right to vote or otherwise participate in the management of the Companies. Instead, the manager of each Company will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

Other Classes of Securities

AHP 2015A+ has two other classes of securities issued and outstanding:

- The holders of "Class A Interests" have the right to receive a full return of their investment plus a 12% annual return, before any distributions are made to the holders of the "Class M Interests."

- The holders of the "Class M Interests" have the right to receive all distributions after the holders of the "Class A Interests" receive a full return of their investment plus a 12% annual return.

AHP Servicing has two other classes of securities issued and outstanding:

- The holders of "Series A Preferred Stock" have the right to receive a full return of their investment plus a 10% annual return, before any distributions are made to the holders of the "Common Stock."

- The holders of the "Common Stock" have the right to receive all distributions after the holders of the "Series A Preferred Stock" receive a full return of their investment plus a 10% annual return.

The rights of the Class A Interests and the Series A Preferred Stock to receive distributions are subordinate to the rights of the Litigation Support Shares.

Limits on Transfer

In general, your Litigation Support Shares are freely transferable. However, there are several practical obstacles to selling your Litigation Support Shares:

- The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.

- There will be no ready market for your interest, as there would be for publicly traded stock.

- By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family member or trust, or (iii) in a public offering of the Company's shares.

An "accredited investor" includes:

- A natural person who has individual net worth, or joint net worth with the person's spouse or spousal equivalent, that exceeds $1 million at the time of the purchase, excluding the value of the primary residence of such person.

- A natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

- A natural person who holds any of the following licenses from the Financial Industry Regulatory Authority (FINRA): a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82), or a Licensed Investment Adviser Representative license (Series 65).

The full legal definition of "accredited investor" can be found in 17 CFR §230.501(a), found here: https://www.law.cornell.edu/cfr/text/17/230.501.

As a result, you should plan to hold your Litigation Support Shares until the Company is dissolved.

Modification of Securities

The terms of the Litigation Support Shares may be modified by the Company and holders of a majority of the Litigation Support Shares.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Companies, and you will not be personally obligated for any debts of the Companies. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Companies. For example, if a Company paid a dividend at a time when it was insolvent, investors could be required to return the dividend.

Preemptive Rights

You will not have preemptive rights, *i.e.*, the right to buy securities issued by either Company in the future prior to other investors.

Who Controls the Company

Mr. Newbery controls both Companies.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Companies could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Companies.

- They could devote less time to the Companies than they require.

- They could issue a class of securities with rights superior to those of the Litigation Support Shares.

- They could enter into transactions with "insiders" on terms you believe are unfair to the Companies.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Neither Company has any significant indebtedness except:

- The Loan from Cymbidium in the original principal amount of $19.75 million, which we believe has been repaid in full and is currently a subject of the Litigation.
- Amounts owed to accountants, lawyers, and other "trade creditors" in the aggregate amount of approximately $5,000,000.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Companies raised $1,234,520 from the sale of Litigation Support Shares between April 2024 and October 2025 in an offering conducted on Invown under Regulation Crowdfunding. Otherwise, neither Company has sold securities during the last three years.

§227.201(r) – Transactions with "Insiders"

Compensation of Officers

The officers of the Company are currently not drawing wages, salary, or benefits. We anticipate paying salaries when and if the Company is able.

§227.201(s) –Financial Condition

AHP 2015A+

Liquidity and Capital Resources

Liquidity has been limited due to our ongoing litigation with Cymbidium and affiliates, which have been ongoing since late 2023. Prior to that liquidity was limited due to our efforts to rapidly repay Cymbidium, and the refusal by Cymbidium to return remaining cash and assets once repaid.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Because of the wrongful conduct of our adversaries in the Litigation, the Company has been unable to routinely meet financial obligations since 2023.

Historical Results of Operations

2023-2025 have been challenging years for the Company. We suspended distributions to investors in the 1st quarter of 2023 and spent the majority of the year focused on rapidly repaying the Cymbidium obligation. Thus, we felt both relieved and exhausted once Cymbidium was paid in full. However, when Cymbidium disputed the repayment and the matter transitioned to litigation, the Company and what was left of our depleted team were in an exhausted and fragile state. Our ability to meet our obligations on a timely basis became particularly challenged since the 4th quarter of 2023, especially when coupled with our need to prioritize payment of the costs of litigation.

Changes and Trends

The continued strong real estate market, supported by limited inventory and home prices which remain near historical highs, is helpful to the value of AHP's portfolio. Our economy, and the real estate market in particular, are well overdue for a healthy contraction.

How does this impact the Company? Just as the continued strong real estate market has been helpful to the value of the Company's assets, to the extent that the Cymbidium litigation impacts our ability to exit prior to a contraction, a hobbled real estate market post-contraction would be unhelpful to the value of the Company's assets.

AHP SERVICING

Liquidity and Capital Resources

Liquidity has been limited due to our ongoing litigation with Cymbidium and affiliates, which have been ongoing since late 2023. Prior to that, liquidity was limited throughout 2023 due to our efforts to rapidly repay Cymbidium, and the refusal by Cymbidium to return remaining cash and assets once repaid.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Because of the wrongful conduct of our adversaries in the Litigation, the Company has been unable to routinely meet financial obligations over the last year.

Historical Results of Operations

2023 - 2025 have been challenging years for the Company. We suspended distributions to investors in the 1st quarter of 2023 and spent the majority of the year focused on rapidly repaying the Cymbidium obligation. Thus, we felt both relieved and exhausted once Cymbidium was paid in full. However, when Cymbidium disputed the repayment and the matter transitioned to litigation, the Company and what was left of our depleted team were in an exhausted and fragile state. Our ability to meet our obligations on a timely basis became particularly challenged since the 4th quarter of 2023, especially when coupled with our need to prioritize payment of the costs of litigation.

Changes and Trends

The continued strong real estate market, supported by limited inventory and home prices which remain near historical highs, is helpful to the value of AHP's portfolio. Our economy, and the real estate market in particular, are well overdue for a healthy contraction.

How does this impact the Company? Just as the continued strong real estate market has been helpful to the value of the Company's assets, to the extent that the Cymbidium litigation impacts our ability to exit prior to a contraction, a hobbled real estate market post-contraction would be unhelpful to the value of the Company's assets.

§227.201(x) – Our Compliance with Reporting Obligations

This Annual Report is the first report the Company has been required to file under Reg CF.